Exhibit 1
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FOR IMMEDIATE RELEASE                                               31 July 2008


                              WPP GROUP PLC ("WPP")

       Wunderman acquires majority stake in digital agency Actis in Russia

WPP announces that its wholly-owned operating company, Wunderman, the global relationship marketing network, has acquired a majority stake in Alite Ltd, trading as Actis, ("Actis"), one of Russia's leading digital agencies.

Founded in 1997, Moscow-based Actis employs more than 120 people. Offering full-spectrum digital services, Actis provides strategy, design, development and content management for clients in Russia and the Commonwealth of Independent States (CIS). The agency has completed more than 700 commercial internet projects for clients including Canon, Microsoft, MTV and VimpelCom.

Actis'unaudited revenues for the year ended 31 December 2007 were RUR 124 million, with gross assets at the same date of RUR 51 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.

Contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com
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